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July 13, 2006

PRIVILEGED AND CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO RULE 83

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  BreitBurn Energy Partners L.P.
  Registration Statement on Form S-1
  Registration Statement Filed May 12, 2006
  File No. 333-134049
  Supplemental Letter to Response Letter dated July 13, 2006

Dear Mr. Schwall:

        The Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 to the above-referenced registration statement (the "Registration Statement") each of which has been marked to show changes from the original filing.

        We set forth the responses of the Registrant to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission in its comment letters dated June 12, 2006 and June 30, 2006 (collectively, the "Comment Letter") in a response letter dated July 13, 2006, which was furnished through EDGAR as correspondence (the "Response Letter"). As referred to in the Response Letter, the Registrant has included herewith certain supplemental materials in response to certain of the comments included in the Comment Letter for which the Registrant is requesting confidential treatment.

        For your convenience, certain of the comments and requests for additional information provided by the Staff for which the Registrant is providing supplemental materials, and for which the Registrant is requesting confidential treatment, have been repeated in bold type exactly as set forth in the Comment Letter.

        All page references are to Amendment No. 1 unless otherwise indicated. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

        Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Cash Distribution Policy and Restrictions on Distributions

        11.   Include a detailed tabular presentation, based upon the historical information you have available, to show the estimated cash available to pay distributions over each of the ensuing quarters during which you expect to pay.

  Response: The Registrant supplementally provides the Adjusted EBITDA, capital expenditures and other data for the second, third and fourth quarters of 2005 and the first quarter of 2006, as well as our estimate of minimum Adjusted EBITDA for the four quarters ending June 30, 2007. Please see Exhibit A to this letter.

SEC Comment Letter Dated June 12, 2006:

Our Properties, page 2

        36.   We note that you have disclosed proved reserves. Please submit for review the petroleum engineering reports (in hard copy and electronic format) used as the basis for your December 31, 2005 proved reserve disclosures. The report should include:

          (a)   One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

          (b)   Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

          (c)   Spreadsheet comparisons by field of your projected annual production cost components—e.g. labor, power, insurance, taxes—with the same components' 2005 historical figures. Please reconcile any significant differences between the historical figures and those that you used to estimate your proved reserves. Be advised we believe that a component for producing well overhead should be included for operated as well as non-operated properties;

          (d)   Individual income forecasts for the largest property (net equivalent reserve basis) in the proved developed and proved undeveloped categories for Wyoming and California as well as the AFE for each of the two PUD properties—four properties in all;

          (e)   Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the two largest developed properties. You may contact us for assistance in this or any other matter.

  Response: The Registrant supplementally provides the following petroleum engineering reports and spreadsheets (in hard copy and electronic format) used as the basis for its December 31, 2005 proved reserve disclosures:

  •
  One-line recaps for each property, Exhibit B to this letter;

  •
  Report, Netherland, Sewell & Associates, Inc., Estimate of Reserves and Future Revenue to the BreitBurn Energy Partners L.P. Interest in Certain Oil and Gas Properties located in California and Wyoming as of December 31, 2005 (in hard copy format only), Exhibit C to this letter;

  •
  Spreadsheet comparisons by field of the Company's projected annual production cost components, Exhibit D to this letter;

  •
  Individual income forecasts for the largest property in the proved developed and proved undeveloped categories for Wyoming and California as well as the AFE for each of the two PUD properties, Exhibit E to this letter; and

  •
  Stack Plots: Rate vs. Time, Rate v. Cum Oil, Log Rate & WOR vs. Cum Oil, Exhibit F to this letter.

SEC Comment Letter Dated June 30, 2006:

Engineering Comments

Risk Factors, page 17

"Our estimated proved reserves are based on many assumptions...." page 21

        1.     We note your sensitivity analysis. Supplementally show us the effect of the hypothetical oil price changes on your estimated proved reserves. Tell us whether this analysis can be applied to additional $5 changes in oil prices.

  Response: The Registrant has enclosed herewith a sensitivity analysis for the Staff's review. Please see Exhibit G to this letter.

Cash Distribution Policy and Restrictions on Distributions, page 46

Assumptions and Considerations, page 52

        3.     Please furnish to us a spread sheet presentation that reconciles your calculation of estimated cash available with your December 31, 2005 reserve report.

  Response: The Registrant has enclosed herewith a spread sheet presentation that reconciles the Registrant's calculation of estimated cash available with the Registrant's December 31, 2005 reserve report. Please see Exhibit H to this letter.

        If you have any questions or comments regarding this letter or the Registration Statement, please contact Alan P. Baden of Vinson & Elkins L.L.P. at (212) 237-0001 or Shelley Barber of the same firm at (212) 237-0022.

Very truly yours,
/s/ ALAN P. BADEN Alan P. Baden
cc:
Mr. Don Delaney
Mr. Karl Hiller
Ms. Donna Levy
Mr. Timothy Levenberg
Mr. Randall Breitenbach
Mr. Halbert Washburn
Ms. Shelley Barber

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PRIVILEGED AND CONFIDENTIAL FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83